

February 1, 2012

<u>Via E-Mail</u>
Robin Raina
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

  Re: Ebix, Inc.
    Form 10-K for the fiscal year ended December 31, 2010
    Filed March 16, 2011
    Form 10-Q for the quarterly period ended September 30, 2011
    Filed November 9, 2011
    File No. 000-15946

Dear Mr. Raina:

  We have reviewed your letter dated January 9, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated December 9, 2011.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 21</u>

1. You indicate in your responses to prior comments 2 and 4 that it is not practical or feasible to accurately and separately track and disclose revenue from acquired business. Please further explain your basis for this assertion and how you can substantiate the statement that revenue increased as a result of both acquisitions and continued organic growth. We note that the acquired business's functions are immediately integrated with

Ebix's preexisting operations, which would appear to impact your ability to separately track expenses. Explain how the acquired products and services relate to your existing products and services, including the nature of the respective products and services, customers, and markets. Indicate whether you generate revenue from the acquired products and services and what happens to your existing products and services after other businesses are acquired. Also, explain how you determined the amount of revenue from recently acquired businesses that were excluded from your assessments of internal controls as disclosed on page 67. In addition, explain how you are able to determine contingent consideration that is based on revenue targets pertaining to businesses acquired. Furthermore, please further justify your assertion considering that you appear to have been able to separately track the amount of revenue generated since the acquisition date from the ADAM acquisition, as noted from your disclosure on page 4 of your Form 10-Q for the quarterly period ended September 30, 2011.

2.   In response to prior comments 2 and 4, you indicate that pro forma revenue growth could be considered "organic" in nature. Please explain, considering that changes in pro forma revenue would include changes in revenue from acquired products and services as well as from your existing products and services.

Income Taxes, page 24

3.   We acknowledge your response to prior comment 6 and request that you provide your planned disclosures for the next filing. Ensure that you disclose the jurisdictions that represents where substantially all of your income is earned. In addition, please tell us whether you have an agreement with the IRS or other tax jurisdictions that provide for the intercompany transactions (e.g., transfer pricing agreement). In this regard, indicate whether you have recorded any amounts in your liability reserves for unrecognized tax benefits due to tax positions on these intercompany transactions. Also, explain why the U.S. effective tax rate is 13.26% yet the provision for federal taxes as compared to domestic income before taxes is much lower. Please advise.

4.   In response to prior comment 7, you indicate that you will include information related to the tax holiday in India in the MD&A section of future filings. Tell us what consideration you gave to addressing the impact of relief from income taxes from other countries as well. For example, in response to prior comment 6, you indicate that you were granted certain concessions in Singapore.

Liquidity and Capital Resources, page 27

5.   We note your response to prior comment 8. Merely disclosing the liquidity status of your U.S. operations appears to be insufficient in light of the significant amount of consolidated cash and short-term investments that is held overseas and the material income tax consequence of any repatriation of foreign earnings. As such, we believe you

should disclose the potential impact on liquidity associated with cash held overseas and the repatriation of undistributed earnings of foreign subsidiaries. In this regard, as previously requested, consider disclosing the nature and amount of cash and investments that are currently held by your foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries, as well as the tax impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K, Section IV of SEC Release 33-8350, and Financial Reporting Codification 501.03 and 501.06.a. Please provide us with any proposed changes to your disclosures addressing the foregoing concerns.

Financial Statements

Notes to Consolidated Financial Statements

Note 16: Geographic Information, page 64

6.   We note your response to prior comment 12 and the proposed expanded disclosure. As previously requested, tell us what consideration you gave to disclosing the basis for attributing revenues from external customers to the individual countries. In addition, tell us what consideration you gave to separately disclosing material long-lived assets from any individual countries instead of grouping them within "Other Asia Pacific Countries." Refer to ASC 280-10-50-41.

Note 9: Income Taxes, page 59

7.   We note your response to prior comment 9. Please provide the planned disclosure for this footnote. Ensure that such disclosure clearly indicates the amount of earnings that are attributable to the foreign subsidiaries with low effective tax rates.

Executive Compensation, page 72

General

8.   We note your response to prior comment 15 and we reissue it. You respond that your senior vice presidents and vice presidents do not have "absolute authority" over a principal business unit, division, or function of the Company and do not have "true policy making functions." Please note that Rule 405 of Regulation C does not define an executive officer as a vice president who has "absolute authority" over any unit, division or function, as most executive officers are subject to supervision by other officers or the board. In addition, it is unclear what you mean by "true policy making functions," as Rule 405 only references any officer who performs "a policy making function" (emphasis added). Accordingly, please provide us a detailed analysis of why your "Senior Management" team listed on your website—excluding the CEO and CFO but including

Dan Delity, Jim Senge, Graham Prior, Leon d'Apice, Andy Wakefield, and Tony Wisniewski—are not named executive officers requiring disclosure under Item 402(a)(3) of Regulation S-K. This analysis should include, at a minimum, a description of each person's duties and a discussion of why they are not "in charge" of a principal business unit, division or function, or why they do not perform a policy making function. We note that the profiles on your website refer to some of these individuals as being "division heads" or "managing directors." If your analysis focuses on the fact that their respective unit or division is not a principal business unit, please provide us a materiality analysis for that unit.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Exhibits 31.1 and 31.2

9.   As previously requested in prior comment 20, revise to include Section 302 certifications from your principal executive officer and principal financial officer that include the exact language pursuant to Item 601(b)(31)(i) of Regulation S-K. In this regard, it does not appear that you have filed an amended Form 10-Q for the quarterly period ended September 30, 2011 addressing this comment.

Exhibits 32.1 and 32.2

10.   As previously requested in prior comment 21, revise to include Section 906 certifications from your principal executive officer and principal financial officer for the appropriate period covered by the report. In this regard, it does not appear that you have filed an amended Form 10-Q for the quarterly period ended September 30, 2011 addressing this comment.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
         Charles M. Harrell, Esq.
         Carlton Fields, P.A.